UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                 CityplaceWashington, StateD.C. PostalCode20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                           For the month of June 2006

                          AMERICAN GOLDRUSH CORPORATION
                   ------------------------------------------
                               (Registrant's Name)

                    StreetSuite 708, 1155 West Pender Street
                         Vancouver, B.C., Canada,V6E 2P4
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________





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Sale of Units

On June 16, 2006, American Goldrush Corp., a Canadian corporation (the "Company") issued 1,100,000 units to two non-US investors at CDN $0.50 per unit for a total offering price of CDN $550,000. The units were offered by the Company pursuant to an exemption from registration under Regulation S promulgated under the Securities Act of 1933, as amended. Each unit consists of the following: (a) one share of the common stock, no par value, of the Company (the "Common Stock"); (b) one Class A Warrant exercisable for one share of Common Stock at an exercise price of CDN $1.00 for a period of three years commencing on June 16, 2008; and (c) one Class B Warrant exercisable for one share of Common Stock at an exercise price of CDN $1.50 for a period of four years commencing on June 16, 2008. The Company has the right to accelerate the exercise date or reduce the exercise price of the Class A and Class B Warrants. The units were purchased by two non-US investors.

For all the terms and conditions of the Subscription Agreements, Class A Warrants, and Class B Warrants, reference is hereby made to such agreements annexed hereto, respectively, as exhibits 10.1, 10.2, and 10.3. All statements made herein concerning the foregoing agreements are qualified by references to said exhibits.

SECTION 9-FINANCIAL STATEMENTS AND EXHIBITS

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements of business acquired.                   Not  applicable
(b) Pro forma financial information.                             Not applicable
(c) Exhibits:

         Exhibit 10.1      Form of Subscription Agreement

         Exhibit 10.2      Form of Class A Warrant

         Exhibit 10.3      Form of Class B Warrant



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                              AMERICAN GOLDRUSH CORP.

                                              By: /s/ Andrew Gourlay
                                              Name:    Andrew Gourlay
                                              Title:   President

Date:    June 16, 2006